Exhibit 99.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this document, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this document.

(a joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock code: 2899)

January 7, 2019

Zijin Acquires An Additional 3.07% of Nevsun Shares

Vancouver, BC —  Zijin Mining Group Co. Ltd. (SH:601899, SEHK:2899) (“Zijin”) today announced that in connection with Zijin’s offer to purchase all of the issued and outstanding common shares (“Nevsun Shares”) of Nevsun Resources Ltd. (“Nevsun”) for C$6.00 per Nevsun Share (the “Offer”), an additional 9,526,987 Nevsun Shares (“Additional Shares”), representing approximately 3.07% of all issued and outstanding Nevsun Shares, have been deposited under the Offer and not withdrawn during the extension period. Zijin thanks all the shareholders who have tendered their Nevsun Shares for their continued support of the Offer.

Zijin, through its subsidiary, has taken up all of the Additional Shares and will pay the depositary the aggregate consideration of $57,161,922 for the Additional Shares on January 8, 2019. As a result of the take up and upon payment of all of the Additional Shares, and the 276,820,575 Nevsun Shares taken-up on December 28, 2018, Zijin will own approximately 92.44% of the total issued and outstanding shares of Nevsun.

As the Offer has now expired, Zijin intends to acquire the balance of the Nevsun Shares by way of compulsory acquisition, as more fully described in the Offer circular. A notice of compulsory acquisition is expected to be mailed in the coming days to Nevsun shareholders who did not tender their shares to the Offer. Shareholders are encouraged to carefully review the notice of compulsory acquisition and complete and return the letter of transmittal, together with the certificates representing their Nevsun Shares, in accordance with the instructions included in the notice of compulsory acquisition in order to receive payment for their shares as soon as possible.

Zijin intends to apply to de-list the Nevsun Shares from the Toronto Stock Exchange and the New York Stock Exchange effective on the completion of the compulsory acquisition. In addition, on completion of the compulsory acquisition, Zijin intends to cause Nevsun to cease to be a reporting issuer under the securities laws of each province of Canada in which it is a reporting issuer and to cease to have public reporting obligations in any other jurisdiction in which it currently has such obligations.

Forward Looking Statements

Certain statements and information in this press release, including all statements that are not historical facts, contain forward-looking statements and forward-looking information within the meaning of applicable securities laws. Such forward-looking statements or information include but are not limited to statements or information with respect to the anticipated completion of a compulsory acquisition. Often, but not always, forward-looking statements or information can be identified by the use of words such as “plans”, “expects” or “does not expect”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “projects”, “anticipates” or “does not anticipate” or “believes” or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved. With respect to forward-looking statements and information contained in this press release, there can be no assurance that any forward-looking statement or information herein will prove to be accurate. Forward-looking statements and information by their nature involve known and unknown risks, uncertainties and other factors which may cause our actual results, performance or achievements, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements or information. While Zijin may elect to update the forward-looking statements at any time, Zijin does not undertake to update them at any particular time or in response to any particular event, other than as may be required by applicable securities laws. Investors and others should not assume that any forward-looking statement in this press release represent Zijin’s estimate as of any date other than the date of this press release.

About Nevsun Resources Ltd.

Nevsun Resources Ltd. is the 100% owner of the high-grade copper-gold Timok Upper Zone and 60.4% owner of the Timok Lower Zone in Serbia. The Timok Lower Zone is a joint venture with Freeport-McMoRan Exploration Corporation (“Freeport”) which currently owns 39.6%. Upon completion of any feasibility study (on the Upper or Lower Zone), Nevsun Resources Ltd. will own 46% and Freeport will own 54%. Nevsun generates cash flow from its 60% owned copper-zinc Bisha Mine in Eritrea.

Nevsun Resources Ltd.

1750 - 1066 West Hastings Street

Vancouver, BC V6E 3X1

About Zijin Mining Group Co. Ltd.

Formed in 1993, Zijin is based in Fujian, China and is a leading global mining company specializing in gold, copper, zinc and other mineral resource exploration and development. It manages an extensive portfolio, primarily consisting of gold, copper, zinc, and other metals through investments in China and overseas across nine countries. Listed on the Shanghai Stock Exchange and the Hong Kong Stock Exchange, Zijin has a market capitalization of approximately US$10 billion.

Zijin Mining Group Co. Ltd.

No. 1 Zijin Road, Shanghang County,

Fujian Province, China

As at the date of this announcement, the Board of Directors of the Company comprises Messrs. Chen Jinghe (Chairman), Lan Fusheng, Zou Laichang, Lin Hongfu, Fang Qixue, and Ms. Lin Hongying as executive directors, Mister. Li Jian as non-executive director, and Messrs. Lu Shihua, Zhu Guang, Sit Hoi Wah, Kenneth, and Cai Meifeng as independent non-executive directors.

By Order of the Board of Directors
Zijin Mining Group Co., Ltd.*
Chen Jinghe
Chairman

7 January 2019, Fujian, the PRC

* The Company’s English name is for identification purpose only